UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

REIS, INC.

(Name of Subject Company (Issuer))

MOODY’S ANALYTICS MARYLAND CORP.

(Offeror)

A wholly owned subsidiary of

MOODY’S CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

Common Stock, par value $0.02 per share

(Title of Class of Securities)

75936P105

(CUSIP Number of Class of Securities)

John J. Goggins

Executive Vice President and

General Counsel

Moody’s Corporation

7 World Trade Center at

250 Greenwich Street, New York, N.Y. 10007

(212) 553-0300

Copy to:

Marie L. Gibson

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Statement”) relates solely to preliminary communications made before the commencement of a planned tender offer by Moody’s Analytics Maryland Corp., a Maryland corporation (“Purchaser”) and a wholly-owned subsidiary of Moody’s Corporation, a Delaware corporation (“Parent”), for all of the issued and outstanding shares of common stock, par value $0.02 per share, of Reis, Inc., a Maryland corporation (“Reis”), at a price of $23.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, to be commenced pursuant to the Agreement and Plan of Merger, dated as of August 29, 2018, by and among Parent, Purchaser and Reis.

The tender offer described in this document has not yet commenced, and this exhibit is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Reis or any other securities. On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the U.S. Securities and Exchange Commission (the “SEC”) by Parent and Purchaser, and a solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by Reis shortly thereafter. The offer to purchase shares of Reis common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, IN EACH CASE, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

The tender offer statement will be filed with the SEC by Parent and Purchaser, and the solicitation/recommendation statement will be filed with the SEC by Reis. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the offer, which will be named in the tender offer statement on Schedule TO.

Exhibit 99.1

Press Release dated August 30, 2018